May 15, 2019

Fred Kite
Chief Financial Officer
OrthoPediatrics Corp.
2850 Frontier Drive
Warsaw, IN 46582

       Re: OrthoPediatrics Corp.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 7, 2019
           File No. 001-38242

Dear Mr. Kite:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 6. Selected Financial Data, page 65

1. We note that you eliminate public company costs when calculating non-GAAP adjusted
      EBITDA. Please describe the nature of these costs and explain why these costs are not normal recurring cash operating expenses necessary to operate your business. Refer to Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP
      Financial Measures.
2. We note that non-GAAP adjusted EBITDA excludes professional services fees that you describe as non-recurring although you have reported the item for the last two fiscal years.
      Please explain to us in more detail the nature of this adjustment and tell us how your presentation complies with the guidance in Item 10(e)(1)(ii)(B) of Regulation S-K.
 Fred Kite
OrthoPediatrics Corp.
May 15, 2019
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tara Harkins at (202) 551-3639 or Kevin Kuhar, Branch Chief, at
(202) 551-3662 with any questions.




FirstName LastNameFred Kite                               Sincerely,
Comapany NameOrthoPediatrics Corp.
                                                          Division of
Corporation Finance
May 15, 2019 Page 2                                       Office of Electronics
and Machinery
FirstName LastName